EXHIBIT 12.1

SCHOOL SPECIALTY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year
	2010	2009 (1)	2008 (1)	2007 (1)(2)	2006 (1)
Earnings
Income before income taxes - Continuing operations	$44,231	$45,100	$62,855	$54,967	$27,014
Discontinued operations	—	—	(10,230)	(34,438)	(29,572)

Subtotal	44,231	45,100	52,625	20,529	(2,558)
Plus:
Fixed charges	33,258	33,251	34,408	32,357	22,776
Amortization of capitalized interest	146	104	72	36	49
Less interest capitalized during period	(180)	(70)	(272)	(336)	—

	$77,455	$78,385	$86,833	$52,586	$20,267

Fixed Charges
Interest (expensed or capitalized)	$27,773	$28,174	$29,243	$27,875	$21,766
Estimated portion of rent expense representative of interest	2,872	3,117	3,206	3,117	3,511
Amortization of deferred financing fees	2,613	1,960	1,959	1,365	1,314

	$33,258	$33,251	$34,408	$32,357	$26,591

Ratio of earnings to fixed charges	2.3	2.4	2.5	1.6	0.8

(1)	See Note 8 of Notes to Consolidated Financial Statements regarding adjustment pursuant to ASC Topic 470-20.
(2)	The restatement described in Footnote 17 of the Financial Statements has been reflected in selling, general, and administrative expenses and equity.